

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Mr. Jeff Hanks
Chief Financial Officer
Resource Holdings, Inc.
11753 Willard Avenue
Tustin, CA 92782

> **Re: SMSA El Paso II Acquisition Corp.**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Response Letter Filed July 9, 2010**
> **File No. 0-53334**

Dear Mr. Hanks:

We have considered your letter dated July 9, 2010, in which you requested an additional 30 days to respond to our letter dated June 21, 2010. We do not believe that the nature of comments warrants an extension. Please respond to our comment letter dated June 21, 2010 immediately.

In addition, it has come to our attention that your former auditor S.W. Hatfield, CPA has withdrawn its audit opinion dated April 7, 2010 on the financial statements as of and for the year ended December 31, 2009. Furthermore, we understand that these financial statements understated legal expenses and accrued liabilities. Please confirm our understanding and file an Item 4.01 and 4.02 Form 8-K to report the following:

- Your former auditor having advised that information has come to its attention that has led it to no longer be able to rely on management's representation and is unwilling to be associated with the financial statements prepared by management pursuant to Item 304(a)(1)(v);

- the error in your previously issued financial statements; and

- the need for you to amend your 2009 Form 10-K to include re-audited financial statements for 2009.

Mr. Jeff Hanks
Resource Holdings, Inc.
July 15, 2010
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact me at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief